December 1, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:      Katelyn Donovan

Re:	Old Second Bancorp, Inc.
Request for Acceleration of Effectiveness of Form S-3
SEC File No. 333-214459 (“Registration Statement”)

Dear Ms. Donovan:

On behalf of Old Second Bancorp, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 1:00 p.m. (Washington, D.C. time) or as soon as practicable thereafter on Friday, December 2, 2016.

The staff should feel free to contact Bill Fay of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-7470 with any questions or comments.

Very truly yours,

Old Second Bancorp, Inc.

/s/ J. Douglas Cheatham
J. Douglas Cheatham
Executive Vice President and Chief Executive Officer